                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                                       Commission File Number

                                                                        0-27873

                          NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K[ ]Form 11-K[ ] Form 20-F[  ] Form 10-Q[ ]Form N-SAR

For Period Ended:                June 30, 2015

[ ]Transition Report on Form 10-K       [ ]Transition  Report  on Form  10-Q

[ ]Transition Report on Form 20-F       [ ]Transition  Report on  Form  N-SAR

[ ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing  in this form shall be construed to imply that the Commission  has verified any information contained herein.

     If the notification  relates  to  a  portion  of the filing checked above,

identify the Item(s) to which the notification relates:

                        PART I.  REGISTRANT INFORMATION

Full name of registrant:     Crown Marketing

Former name if applicable:

Address of principal executive office (Street and number):

4350 Temple City Boulevard

City, State and Zip Code:

El Monte, California 91731

                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without  unreasonable  effort  or expense  and  the  registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ X ](a)The  reasons described in reasonable detail in Part III  of  this  form could not be eliminated without unreasonable effort or expense;

[ X ](b)The subject  annual  report,  semi-annual  report, transition report on

       Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the  prescribed  due  date; or

       the  subject  quarterly  report  or  transition  report on Form 10-Q, or portion  thereof  will  be  filed  on or before the fifth  calendar  day following the prescribed due date; and

[   ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c)

       has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons  why  Form  10-K, 11-K, 20-F,

10-Q, N-SAR or the transition report portion thereof could not  be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant is  unable  to  file its  Report on  Form 10-K on a timely basis  because the chief executive and financial officer was traveling abroad on company business.

                          PART IV.  OTHER INFORMATION

     (1)Name  and  telephone  number  of  person  to  contact in regard to this notification

                Jehu Hand              (949)                 489-2400

                    (Name)             (Area code)        (Telephone number)

     (2)Have all other periodic reports required under  Section  13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act

of  1940  during  the preceding 12 months or for such shorter period  that  the registrant was required  to  file  such report(s) been filed?  If the answer is no, identify report(s).

                                                     [X]Yes [  ]No

     (3)Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X ]Yes[ ]No

     If so:  attach an explanation of the anticipated  change, both narratively and  quantitatively, and, if appropriate, state the reasons  why  a  reasonable estimate of the results cannot be made.

We expect that the loss from operations will be from $600,000 to $700,000 compared to $353,276 in fiscal 2014. We also expect to report modest revenues in 2015 (under $50,000) compared to no revenues in 2014.

                         Crown Marketing

               (Name of registrant as specified in charter)

Has caused  this  notification  to  be  signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 28, 2015

        By:  /s/Jay Hooper

                                     ________________________________

                                     Name:  Jay Hooper

                                     Title: President